

October 18, 2023

Liliia Havrykh
Chief Executive Officer
IMA Tech Inc.
34 N Franklin Ave 687
Pinedale, WY 82941

> **Re: IMA Tech Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 5, 2023**
> **File No. 333-273283**

Dear Liliia Havrykh:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 22, 2023 letter.

Amendment No. 2 on Registration Statement on Form S-1

Our Company, page 9

1. We note your response to prior comment 2. In light of your limited operating history and limited operating expenses to date, please revise to provide a more complete discussion regarding the development and implementation of your "proprietary AI models." As part of your disclosure, clarify how you iteratively developed "advanced machine learning techniques" and trained neural network models using curated datasets, with specificity, including whether your sole officer independently developed the underlying software or codebase. To the extent the AI models were not developed by your sole officer, clarify if they were off-the-shelf AI program or models provided by third parties or if they were pre-selected algorithms, AI models, or chatbots.

Liliia Havrykh
IMA Tech Inc.
October 18, 2023
Page 2

<u>Audited Financial Statements</u>
<u>Note 5. Related Party Transactions, page F-6</u>

2.   We note the revised disclosure regarding the loan from the CEO and sole director of the Company. Please revise to disclose the total amount available under the loan agreement. Similarly revise the note disclosure in the July 31, 2023 financial statements.

     Please contact Joyce Sweeney at 202-551-3449 or Christine Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert Zepfel